EXHIBIT 99.1

Osisko Development Completes Sale of San Antonio Gold Project

MONTREAL, Jan. 27, 2026 (GLOBE NEWSWIRE) -- Osisko Development Corp. (NYSE: ODV, TSXV: ODV) (collectively with its subsidiaries, "Osisko Development" or the "Company") is pleased to announce that it has completed the previously announced sale of its 100% interest in the San Antonio Gold Project ("San Antonio" or the "Project") located in Sonora State, Mexico, to Axo Copper Corp. ("Axo") through the sale of all of the issued and outstanding equity interests of Sapuchi Minera S. de R.L. de C.V. ("Sapuchi Mexico") (the "Transaction").

At closing, Osisko Development received 15,325,841 common shares of Axo ("Axo Shares"), representing 9.99% of the issued and outstanding common shares of Axo on a non‑diluted basis.

Osisko Development is entitled to certain contingent deferred payments in connection with the sale, including:

  A cash payment equal to 70% of any Mexican value‑added tax refund due or owing to Sapuchi Mexico in respect of any period ending on or before the closing date of the Transaction;
  Upon the public filing by Axo of a feasibility study respecting the Project that is prepared in accordance with National Instrument 43-101 – Standards of Disclosure for Mineral Projects, US$2,000,000, payable in cash or up to 9,398,496 Axo Shares, at Axo's option, provided that if the issue price of such Axo Shares is below the November 21, 2025 closing price of the Axo Shares (the "Floor Price"), the Company will receive 9,398,496 Axo Shares plus a cash payment equal to the shortfall between US$2,000,000 and the US dollar-equivalent value of the Axo Shares received; and
  A cash payment of US$2,000,000, upon the first gold pour being completed at the Project.

In addition, upon Axo closing one or more equity financings that raise aggregate gross proceeds of at least US$10,000,000 (a "Qualifying Financing"), if the issue price is greater than the Floor Price, Axo would be required to issue to Osisko Development such number of Axo Shares that would result in Osisko Development retaining a 9.99% interest in Axo, on a non-diluted basis, on the initial US$10,000,000 raised. If the issue price is less than the Floor Price in connection with such issuance, Osisko Development will receive a maximum of 5,521,699 Axo Shares plus a cash payment equal to the issue price multiplied by the number of additional Axo Shares Osisko Development would have received if the additional shares were issued at the issue price instead of the Floor Price.

Bennett Jones LLP acted as legal advisor to Osisko Development in connection with the Transaction.

ABOUT OSISKO DEVELOPMENT CORP.

Osisko Development Corp. is a continental North American gold development company focused on past-producing mining camps with district scale potential. The Company's objective is to become an intermediate gold producer through the development of its flagship, fully permitted, 100%-owned Cariboo Gold Project, located in central British Columbia, Canada. Its project pipeline is complemented by the Tintic Project located in the historic East Tintic mining district in Utah, U.S.A., a brownfield property with significant exploration potential, extensive historical mining data, and access to established infrastructure. Osisko Development is focused on developing long-life mining assets in mining-friendly jurisdictions while maintaining a disciplined approach to capital allocation, development risk management, and mineral inventory growth.

For further information, visit our website at www.osiskodev.com or contact:

Sean Roosen	Philip Rabenok
Chairman and CEO	Vice President, Investor Relations
Email: sroosen@osiskodev.com	Email: prabenok@osiskodev.com
Tel: +1 (514) 940-0685	Tel: +1 (437) 423-3644

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

All statements, other than statements of historical fact, contained in this news release, including any information as to the future financial or operating performance of Osisko Development, constitute "forward-looking information" or "forward-looking statements" within the meaning of certain securities laws, including the provisions of the Securities Act (Ontario) and the "safe harbor" provisions under the United States Private Securities Litigation Reform Act of 1995 and are based on the expectations, estimates and projections of management as of the date of this news release, unless otherwise stated. Forward-looking statements contained in this news release include, without limitation, estimated total cash or share consideration from the sale of San Antonio; the future price of the Axo Shares; and the schedule of deferred payments. Phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. The words "estimate", "expects" or "would" or variations of or similar such words and phrases or statements that certain actions, events or results may, could, should or will be achieved, received or taken, or will occur or result and similar such expressions identify forward-looking statements. Forward-looking statements are, necessarily, based upon a number of estimates and assumptions that, while considered reasonable by Osisko Development as of the date of such statements, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The estimates and assumptions of Osisko Development contained in this news release, which may prove to be incorrect, include, but are not limited to: (i) that the Company will receive the deferred consideration payable in accordance with the terms and conditions of the relevant agreements, on a basis consistent with our expectations; and (ii) that, in the event any deferred payment is not paid to Osisko Development, it will be able to enforce its rights under the relevant agreements in a manner consistent with its expectations. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements, including the risk that the sale transaction will not be completed for any reason and that the contingent deferred payments are actually paid to Osisko Development. Forward-looking statements are provided for the purpose of providing information about management's expectations and plans relating to the future. All of the forward-looking statements made in this news release are qualified by this cautionary statement and those made in our other filings with the securities regulators of Canada and the United States including, but not limited to, the cautionary statements made in the "Risk Analysis" section of our MD&A for the three and nine months ended September 30, 2025 and the Annual Information Form dated March 28, 2025. These factors are not intended to represent a complete list of the factors that could affect Osisko Development. Osisko Development disclaims any intention or obligation to update or revise any forward-looking statements or to explain any material difference between subsequent actual events and such forward-looking statements, except to the extent required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this news release. No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein.